As filed with the Securities and Exchange Commission on

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Cable & Wireless Public Limited Company

124 Theobalds Road
London WC1X 8RX
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable & Wireless plc (Registrant)

By: /s/ Kenneth Keith Claydon
Name: Kenneth Keith Claydon Title: Company Secretary

Date: October 31, 2002

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EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release dated 16 September 2002
99.2	Press Release dated 18 September 2002
99.3	Interests in the Ordinary Shares of Cable and Wireless dated 2 October 2002
99.4	Directors Interests in the Ordinary Shares of Cable and Wireless dated 7 October 2002
99.5	Interests in the Ordinary Shares of Cable and Wireless dated 17 October 2002
99.6	Interest in the Ordinary Shares of Cable and Wireless dated 18 October 2002
99.7	Interest in the Ordinary Shares of Cable and Wireless dated 24 October 2002
99.8	Interest in the Ordinary Shares of Cable and Wireless dated 25 October 2002

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Exhibit 99.1

Cable and Wireless plc
(“Cable & Wireless”)

Disposal of US Retail Voice Customer Base

Cable & Wireless announces today (16 September 2002) that it has entered into a definitive agreement to transfer its US retail voice customer base to a wholly-owned subsidiary of Primus Telecommunications Group, Inc. (“Primus”) for an aggregate maximum consideration of US$32 million in cash, payable over approximately two years.

This agreement is subject to approval by relevant regulatory authorities in the US and successful migration of the customer base to Primus’s network, all of which are expected to occur by January 2003.

The disposal is part of Cable & Wireless’ restructuring of its US business, announced in its preliminary statement of results in May 2002. This restructuring will enable the business to focus fully on enterprise customers and the provision of internet protocol and hosting services. Further details on the progress of the restructuring will be included with the interim results in November 2002.

Cable & Wireless will work with Primus to effect a rapid and seamless migration of the customer base.

Bear, Stearns & Co. Inc. acted as Cable & Wireless’ financial advisor with respect to this transaction.

Ends

Enquiries:
Investor Relations:
Chris Tyler: +44 7957 806 062
Louise Breen: +44 (0)20 7315 4460
Caroline Stewart: +44 (0)20 7315 6225

Media Relations:
UK
Susan Cottam: +44 (0)20 7315 4410
Peter Eustace: +44 (0)20 7315 4495
USA
Melissa Neumann: +1 408 346 2306
Chad Couser: +1 703 760 3845

Cable & Wireless plc Group Investor Relations   124 Theobalds Road   London   WC1Z 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379   www.cw.com

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Exhibit 99.2

CABLE AND WIRELESS PLC PRE–CLOSE TRADING UPDATE

Cable and Wireless plc today (18 September 2002) issued its regular pre–close Group trading update ahead of its six–month period end (30 September 2002). The Group's half–year results will be announced on 13 November 2002.

All comments relate to the six–month period ending 30 September 2002 unless otherwise stated.

Graham Wallace, Chief Executive, Cable and Wireless plc said:

“Cable & Wireless Global’s trading environment continues to be difficult. Revenue in Cable & Wireless Global (excluding capacity sales) in the first half is expected to decline by around 6 percent. Operating costs are lower than expected and gross margins have improved. The resulting EBITDA loss is towards the bottom of the range indicated in May.

“Actions to improve substantially the profit and cash flow performance of Cable & Wireless Global are under way and include the following:

•	The disposal of the US retail voice customer base announced on 16 September will enable the network and other costs supporting these customers to be eliminated. The EBITDA loss attributable to this business in the first half is expected to be around £65 million.
•	Capital expenditure will be further reduced by at least £200 million to below £450 million for the current financial year.
•	A review is being undertaken of Cable & Wireless Global’s activities, in light of current market conditions, to ensure achievement of the target to be free cash flow positive by the fourth quarter of 2003/04. This review includes further cost and capital expenditure reductions and the concentration of resources on those customers and services with the highest current margin and growth potential.

“Underlying revenue in Cable & Wireless Global in recent months has stabilised but market conditions remain tough. Our current strong net cash position of £2.2 billion remains a source of competitive advantage with our corporate customers and we expect to maintain this net cash level at the half year.

“Cable & Wireless Regional continues to perform well and in line with expectations.”

Cable & Wireless plc Group Investor Relations   124 Theobalds Road   London   WC1Z 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379   www.cw.com

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Cable & Wireless Global

Discontinued US retail voice business
The Group is in the process of exiting its US retail voice business. This will be treated as a discontinued operation and is expected to give rise to exceptional cash costs of around £200 million to exit the business, plus write–offs of around £120 million. This business is expected to contribute revenue of £115 million and an EBITDA loss of £65 million in the first half, which are included within Cable & Wireless Global’s revenue and EBITDA below. There will be further EBITDA losses in the second half until the exit is completed.

Revenue
Cable & Wireless Global’s revenue (excluding capacity sales) is expected to decline by around 5 percent at constant exchange rates compared with the second half of last year (6 percent at actual rates, reflecting the impact of the weakness of the US dollar). Capacity sales are expected to be around £7 million in the period.

The revenue decline arises principally as a result of reduced revenue from the US retail voice business, which the Group is in the process of exiting, and the Service Providers business where continued pricing pressure in the IP transit market and customers withdrawing from the carrier market have adversely impacted performance. Business Markets revenue in the UK has also fallen as a result of a full six months impact of the actions taken last year to eliminate low margin business.

Revenue from Enterprise customers in the UK continues to grow steadily. A full six–month contribution from the hosting business, acquired in February 2002, has increased revenues in hosting and web services.

Gross margins
The gross margin percentage of around 47 percent is in line with expectations despite continued pricing pressure.

Operating costs
Operating costs are expected to be around £900 million, some £50 million lower than the previous guidance as Cable & Wireless Global continues to cut costs in response to the difficult trading conditions.

EBITDA
The EBITDA loss (excluding capacity sales margin and the exceptional charges relating to the discontinued US retail voice business) is forecast to be around £120 million, which is towards the bottom of our previously indicated range. Some £65 million of the forecast loss is attributable to the discontinued US retail voice business.

Capital expenditure
Cable & Wireless Global’s capital expenditure for the first half is expected to be £300 million. Full year capital expenditure is now expected to be less than £450 million, at least £200 million lower than the previous guidance.

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Cable & Wireless Regional

Cable & Wireless Regional continues to perform well and in line with our expectations.

Revenue
Revenue on a comparable and constant currency basis is expected to be around 4 percent above the first half of last year. The weakness of the US dollar is expected to reduce Cable & Wireless Regional’s reported revenue to around 1 percent below the first half of last year.

The forecast constant currency growth in revenue is a result of continued increases in mobile, national voice, internet and data services, offset in part by declines in international voice revenue as prices reduce.

EBITDA
EBITDA margin is forecast to be around 40 percent.

Capital expenditure
Capital expenditure for the full year is expected to be less than £300 million.

Group net cash position
Cable & Wireless expects its net cash position at 30 September 2002 to be around £2.2 billion (gross cash of around £3.9 billion and debt of around £1.7 billion).

End

Contact:

Investor Relations:
Louise Breen: +44 (0)20 7315 4460
Caroline Stewart: +44 (0)20 7315 6225
Chris Tyler: +44 (0)7957 806 062

Media Relations:
Susan Cottam: +44 (0)20 7315 4410
Peter Eustace: +44 (0)20 7315 4495

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Exhibit 99.3

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 02 October 2002 that on 30 September 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (‘‘the Trust’’) disposed of 160,618 Ordinary Shares at a price of £1.155 per share.

Following the disposal, 55,074,127 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

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Exhibit 99.4

Directors' Interests in the Ordinary Shares of Cable and Wireless plc (‘‘the Company’’)

The Company was notified on 7 October 2002 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 124.70 pence per share under the Cable & Wireless Share Purchase Plan:–

Graham Wallace – 100 Ordinary Shares
Adrian Chamberlain – 80 Ordinary Shares

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Exhibit 99.5

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 17 October 2002 that on the same date the Trustees of Cable and Wireless plc Employee Share Ownership Trust (‘‘the Trust’’) disposed of 29,203 Ordinary Shares at a price of £1.3575 per share.

Following the disposal, 55,044,924 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

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Exhibit 99.6

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 18 October 2002 that on 17 October 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (‘‘the Trust’’) disposed of 1,000 Ordinary Shares at a price of £1.355 per share.

Following the disposal, 55,043,924 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

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Exhibit 99.7

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 24 October 2002 that on the same date the Trustees of Cable and Wireless plc Employee Share Ownership Trust (‘‘the Trust’’) disposed of 12,113 Ordinary Shares at a price of £1.3567 per share.

Following the disposal, 55,031,811 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

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Exhibit 99.8

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 25 October 2002 that on 24 October 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust (‘‘the Trust’’) disposed of 19,396 Ordinary Shares at a price of £1.40 per share.

Following the disposal, 55,012,415 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed, Adrian Chamberlain and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.